PMU News Release #06-23 TSX, AMEX Symbol PMU December 13, 2006

BALSAMO DISCOVERY CONTINUES TO YIELD BONANZA GOLD GRADES;
DRILL PERMIT GRANTED FOR SOUTH EL DORADO CLAIM

Exploration drilling at Pacific Rim Mining Corp.’s (“Pacific Rim” or “the Company”) El Dorado gold project in El Salvador has yielded additional bonanza gold grades in the newly discovered Balsamo gold zone, where drill hole P06-494 intersected 25.7 g/t gold and 248 g/t silver over 5.6 meters true width and hole P06-502 intersected 30.9 g/t gold over 1.45 meters true width. A complete list of the most recent drill results is provided below.

The Balsamo gold zone is located roughly 500 meters east of the South Minita gold deposit in a vein that runs parallel to the main Minita structure. With the latest results presented below, the Balsamo zone has been intersected over a strike length of 225 meters and a vertical range of over 100 meters and remains open. The Balsamo gold zone is one of three new gold discoveries the Company has made on the El Dorado gold project over the past 3 months. Significantly, all three of these discoveries (which include the Los Jobos and Deep Minita zones in addition to Balsamo) are located near the proposed infrastructure for the Minita and South Minita deposits, which are the subject of the Company’s bankable feasibility study currently in progress. Readers are directed to the Company’s website www.pacrim-mining.com and SEDAR filings www.sedar.com for details of the El Dorado resource and reserve calculations, and complete National Instrument 43-101 disclosure.

The Company also reports that it has been granted a permit to conduct a drill program on its south El Dorado project claims by MARN, the El Salvadoran Environmental and Natural Resources Ministry. The south El Dorado project area hosts a number of high priority targets that the Company has identified over the past two years including the southern extensions of the Minita vein structure, the Nance Dulce area, and the Hacienda and Gallardo vein structures. All of these targets contain gold grades at surface and with the exception of a short successful drill program on Nance Dulce in 2004, have never been tested at depth. The south El Dorado drill targets represent excellent additional blue sky potential for the El Dorado project, and a drill program will commence on these targets in early 2007.

“We are very excited about the results recently generated at our El Dorado program since our return to exploration drilling several months ago,” states Tom Shrake, President & CEO. “The Los Jobos, Balsamo, and Deep Minita discoveries are encouraging because they represent the potential to add additional ounces to the established 1.2 million ounce measured and indicated resource at El Dorado. These new discoveries are in the vicinity of the Minita and South Minita deposits, which may have implications to their accessibility and economic viability, should resources eventually be defined at any or all of them. We are especially excited by the Balsamo discovery as the drill results it has yielded to date are particularly high grade. Furthermore, the Balsamo zone is in a separate structure parallel to the Minita vein (where the bulk of the resource ounces at El Dorado to date have been defined), which may have the potential to host a series of deposits similar to the Minita vein. On the permitting front, we are very pleased to have been granted our drill permit for the south El Dorado claim area and are eager to commence drill testing the high priority targets we have defined there over the past several years.”

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

Latest El Dorado Project Drill Results

Hole No.	Vein or System Tested	UTM Northing/Easting	Drill hole azimuth /dip (degrees)	From (meters down hole)	To (meters down hole)	Inter- section (meters)	True Width (meters)	Gold (g/t)	Silver (g/t)
P06-491	Minita	301199 / 533931	085 / 50	No Significant Results
P06-492	Minita	301203 / 533947	085 / 50	No Significant Results
P06-494	West Balsamo	300212 / 534851	270 / 50	325.85	332.55	6.70	5.60	25.66	248
			includes	325.85	327.35	1.50	1.25	31.32	281
			and	327.35	327.45	0.10	0.10	305.44	2547
			and	327.45	329.00	1.55	1.30	47.52	481
			and	331.75	332.55	0.80	0.64	18.75	208
P06-496	Minita	301151 / 434414	090 / 52	36.00	36.10	0.10	0.10	94.54	165
				167.20	167.55	0.35	0.20	8.75	38
				303.50	303.60	0.10	0.10	9.06	28
P06-497	Nueva Esperanza- Los Jobos	302622 / 534268	090 / 55	166.67	168.35	1.68	1.40	6.18	47
P06-498	Condemnation	299974 / 535030	270 / 50	No Significant Results
P06-499	Nueva Esperanza- Los Jobos	302623 / 534269	090 / 74	Results Pending
P06-500	Minita	301151 / 534017	105 / 58	371.75	371.90	0.15	0.10	10.76	77
P06-501	Nueva Esperanza- Los Jobos	302575 / 534267	090 / 65	No Significant Results
P06-502	Balsamo	300316 / 534853	270 / 50	150.70	152.25	1.55	1.45	30.96	60
				356.45	357.50	1.05	1.00	6.24	59
P06-503	Minita	301300 / 534030		Results Pending
P06-504	Nueva Esperanza- Los Jobos	302466 / 534243	125 / 50	No Significant Results
P06-505	Minita	301300 / 534030	090 / 55	71.15	73.05	1.90	1.80	29.12
				136.70	140.90	4.20	2.60	14.97
				279.45	288.65	9.20	4.50	10.40
P06-509	Nueva Esperanza- Los Jobos	302728 / 534360	090 / 75	162.05	162.20	0.15	0.15	9.27
				166.05	167.60	1.55	1.00	11.32

About Pacific Rim Mining Corp.
Pacific Rim is a growth-oriented, revenue-generating, environmentally and socially responsible gold exploration company with operational and exploration assets in North, Central and South America. The Company is expanding and developing its advanced-stage, high grade El Dorado gold project in El Salvador and is actively exploring a pipeline of grassroots gold projects. Pacific Rim’s goal is to become a low cost, intermediate level gold producer.

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com

NI 43-101 Disclosure
Pacific Rim’s exploration work on the El Dorado project is supervised by William Gehlen a Certified Professional Geologist with the AIPG (No. 10626), an employee of Pacific Rim and a Qualified Person as defined in NI 43-101. Mr. Gehlen has verified that the results presented above have been accurately summarized from the official assay certificates provided to the Company. Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples have been assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples were assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The July 2006 El Dorado resource estimate was prepared by Mr. Steve Ristorcelli, P.Geo. of Mine Develoment Associates, Reno, Nevada. Mr. Ristorcelli is an independent Qualified Person as defined in NI 43-101. The resource estimate conforms to current CIM Standards on Mineral Resources and Reserves. A technical report in support of the updated El Dorado resource estimate presented above was filed with SEDAR on July 31, 2006. The report was co-authored by Mr. Steve Ristorcelli, P.Geo. and Mr. Peter Ronning, P.Eng., each of whom are independent Qualified Persons as defined in NI 43-101.

The January 2005 El Dorado pre-feasibility study is supported by a technical report prepared for Pacific Rim Mining Corp. by SRK Consulting (US) Inc. of Denver Colorado, entitled “Pre-Feasibility Study, El Dorado Project, El Salvador”, dated January 21, 2005 and publicly available on SEDAR

(www.sedar.com). The primary author of the report is Mr. William F. Tanaka, a Qualified Person independent of Pacific Rim, as defined in NI 43-101. Mr. Tanaka is a member of the Society of Mining Engineers (SME) and the Australasian Institute of Mining and Metallurgy (mAUSIMM).

Cautionary Note Regarding Forward-Looking Information
Information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Pacific Rim’s control, including but not limited to: anticipated drilling plans for the El Dorado project; the nature of future results and potential for new discoveries at the El Dorado project; statements of the Minita deposit’s economic potential; the timing and nature of economic analyses at the El Dorado project; the execution and outcome of current or future exploration activities; significant fluctuations in metal prices; general market and industry conditions; and other factors detailed in the Company’s filings with Canadian regulatory agencies and the U.S. Securities and Exchange Commission.

Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Pacific Rim’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. This news release may include such terms as “measured,” “indicated,” and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 001-31328, which may be secured from us, or from the SEC’s website at www.sec.gov/edgar.shtml.

The TSX and the AMEX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#410 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: info@pacrim-mining.com Website: www.pacrim-mining.com